UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 September 2013
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Standard Form TR-1: Notifications of Major Interests in Shares

1.   Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
              CRH plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

[ X ] An acquisition or disposal of voting rights

[ ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] An event changing the breakdown of voting rights

[ ] Other (please specify):

3. Full name of person(s) subject to notification obligation:

JPMorgan Chase & Co.

4. Full name of shareholder(s) (if different from 3):

                                        J.P. Morgan Securities Plc

5. Date of transaction (and date on which the threshold is crossed or reached):

                                         30th August 2013

6. Date on which issuer notified:

                                          4th September 2013

7. Threshold(s) that is/are crossed or reached:

                                         5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	Below 3%	Below 3%

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	42,379,112	0	42,379,112	0	5.81%
B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
42,379,112	42,379,112	5.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Chase & Co.: 42,379,112 (5.81%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:

J.P. Morgan Securities Plc: 42,379,112 (5.81%)

10. In case of proxy voting:
N/A

11. Additional information:

Done at London on 3rd September 2013

12. Contact name:

Neil Colgan
Company Secretary

13. Contact telephone number:
+353 1 634 4340

CRH public limited company
(Registrant)

Date: 04 September 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director